UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2011

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto is a press release issued by the Registrant and dated February 15, 2011 relating to the Registrant’s financial results for the quarter and year ended December 31, 2010.

The financial statements tables included in the press release are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491) and November 5, 2007 (File No. 333-147140).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2011	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-8-938-7505 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2010 FOURTH QUARTER
AND FULL YEAR RESULTS

Excellent momentum lays foundation for outperforming the industry in 2011 for third consecutive year

Rehovot, Israel - February 15, 2011 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2010 fourth quarter and full year financial results.

Highlights for the Fourth Quarter of 2010

•	Quarterly revenues of $27.0 million, up 77% year over year

•	Gross margin of 57.0%

•	Record quarterly net income of $7.5 million, or $0.28 per diluted share

•	Positive cash flow from operating activities of $6.7 million

Highlights for the Full Year 2010

•	Revenues of $86.6 million, up 120% year over year

•	Products revenues of $71.8 million, up 142% year over year

•	Gross margin of 54.7%, up from 44.7% in 2009

•	Record net income of $22.2 million, or $0.86 per diluted share

•	Positive operating cash flow of $25.8 million

•	Doubled Stand Alone Optical CD customer base

Management Comments

“The fourth quarter and 2010 as a whole were excellent by any metric", commented Gabi Seligsohn, President and CEO of Nova. “For the second consecutive year, we continued to outperform the industry by solid execution of our strategic plans. We implemented adjustments to our business model in integrated metrology; we continued our penetration of the stand alone metrology market and doubled our customer base; we improved the performance of our services business and, finally, we identified attractive new areas for growth in new process technologies".

“In order to maintain our current strong margins on significantly higher revenues over the long term, we continued to step up our research and development expenses and capital expenditures during the fourth quarter, and this investment will continue during 2011. Through our strategic investments, we believe we will succeed in expanding our share of currently served market segments by introducing next generation solutions and adding applications at existing customer sites. In addition, we expect to expand our total addressable market to close to $1 billion over the next few years, by introducing solutions for new process technologies that our customers are currently developing. These steps are the cornerstones of our strategy that will enable us to continue to outperform the overall market over the long term.”

2011 First Quarter Guidance

For the first quarter of 2011, management expects revenues of $27.5-$29.5 million, with net profitability of 25%-28%.

2010 Fourth Quarter Results

Total revenues for the fourth quarter of 2010 were $27.0 million, an increase of 77% relative to the fourth quarter of 2009, and an increase of 11% relative to the third quarter of 2010.

Gross margin for the fourth quarter of 2010 was 57.0%, compared with 48.5% in the fourth quarter of 2009 and 55.7% in the third quarter of 2010.

Operating expenses in the fourth quarter of 2010 were $8.0 million, compared with $4.7 million in the fourth quarter of 2009 and $6.4 million in the third quarter of 2010.

The company reported net income of $7.5 million, or $0.28 per diluted share, in the fourth quarter of 2010. This compares to a net income of $2.7 million, or $0.13 per diluted share, in the fourth quarter of 2009, and a net income of $7.3 million, or $0.27 per diluted share, in the third quarter of 2010.

The company generated $6.7 million in cash from operating activities during the fourth quarter of 2010.

2010 Full Year Results

Total revenues for 2010 were $86.6 million, as compared with total revenues of $39.3 million for 2009.

Gross margin in 2010 was 54.7%, as compared to 44.7% in 2009.

Operating expenses in 2010 were $25.6 million, as compared with $15.1 million in 2009.

Net income in 2010 was $22.2 million, or $0.86 per diluted share, as compared to a net income of $2.6 million, or $0.13 per diluted share, in 2009.

During 2010, the company generated $25.8 million in cash flow from operating activities, as compared to $1.8 million cash flow used for operating activities in 2009.

Total cash reserves at the end of 2010 were $61.6 million, an increase of $42.6 million compared to the end of 2009.

The Company will host a conference call today, February 15, 2011, at 9:30am ET. To participate, please dial in the US: 1 888 935 4575; or internationally: +972-3-721 9509 or 1 212 444 0412. A recording of the call will be available on Nova’s website, within 24 hours following the end of the call. In addition, a presentation to accompany the conference call will be available together with a live webcast of the conference call. This will be accessible from a link on Nova’s website at www.nova.co.il.

About Nova
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two integrated process control product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations; and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31,2009 filed with the Securities and Exchange Commission on March 26, 2010. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

 (Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,
	2010	2009

CURRENT ASSETS
Cash and cash equivalents	25,394	9,861
Short-term interest-bearing bank deposits	35,562	8,607
Trade accounts receivable	13,162	11,545
Inventories	10,849	3,949
Other current assets	1,736	1,728
	86,703	35,690
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	631	561
Other Long-term assets	163	142
Severance pay funds	2,786	2,368
	3,580	3,071

FIXED ASSETS, NET	3,094	2,163

TOTAL ASSETS	93,377	40,924

CURRENT LIABILITIES
Trade accounts payable	9,956	3,715
Deferred income	3,397	1,671
Other current liabilities	7,908	5,237
	21,261	10,623

LONG-TERM LIABILITIES
Liability for employee severance pay	3,709	3,168
Deferred income	--	183
Other long-term liability	23	35
	3,732	3,386

SHAREHOLDERS' EQUITY	68,384	26,915

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	93,377	40,924

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2010	2010	2009

REVENUES
Products	22,650	20,350	12,646
Services	4,339	3,860	2,594
	26,989	24,210	15,240
COST OF REVENUES
Product sales	8,842	8,182	5,399
Services	2,765	2,542	2,445
	11,607	10,724	7,844

GROSS PROFIT	15,382	13,486	7,396

OPERATING EXPENSES
Research and Development expenses, net	4,280	2,783	2,049
Sales and Marketing expenses	2,885	2,810	2,025
General and Administration expenses	843	795	659
	8,008	6,388	4,733

OPERATING PROFIT	7,374	7,098	2,663

Finance income, net	119	176	31

NET INCOME FOR THE PERIOD	7,493	7,274	2,694

Earnings per share:
Basic	0.30	0.29	0.14
Diluted	0.28	0.27	0.13

Shares used for calculation of earnings per share:
Basic	25,248	25,008	19,717
Diluted	26,762	26,478	21,173

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended December 31,
	2010	2009

REVENUES
Products	71,790	29,639
Services	14,830	9,679
	86,620	39,318
COST OF REVENUES
Product sales	29,056	12,732
Services	10,148	8,999
	39,204	21,731

GROSS PROFIT	47,416	17,587

OPERATING EXPENSES
Research and Development expenses, net	12,445	6,865
Sales and Marketing expenses	10,133	6,014
General and Administration expenses	2,968	2,240
	25,546	15,119

OPERATING PROFIT	21,870	2,468

Finance income, net	305	163

NET INCOME FOR THE YEAR	22,175	2,631

Earnings per share:
Basic	0.91	0.14
Diluted	0.86	0.13

Shares used for calculation of earnings per share:
Basic	24,448	19,473
Diluted	25,692	20,089

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	December 31,	September 30,	December 31,
	2010	2010	2009

CASH FLOW – OPERATING ACTIVITIES

Net income for the period	7,493	7,274	2,694
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	259	354	347
Amortization of deferred stock-based compensation	257	215	118
Decrease in liability for employee termination benefits, net	(35)	(10)	(187)
Increase in trade accounts receivables	(639)	(1,670)	(5,943)
Decrease (increase) in inventories	(1,339)	(2,065)	749
Decrease (increase) in other current and long term assets	1,620	(776)	(555)
Increase in trade accounts payables and other long-term liabilities	1,313	2,095	2,198
Increase in other current liabilities	978	1,738	1,769
Increase (decrease) in short and long term deferred income	(3,220)	746	913
Net cash provided by operating activities	6,687	7,901	2,103

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	7,666	(3,934)	(8,560)
Investments in long-term interest-bearing bank deposits	(61)	--	(36)
Additions to fixed assets	(400)	(453)	(303)
Net cash provided by (used in) investment activities	7,205	(4,387)	(8,899)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	525	625	1,111
Net cash provided by financing activities	525	625	1,111

Increase (decrease) in cash and cash equivalents	14,417	4,139	(5,685)
Cash and cash equivalents – beginning of period	10,977	6,838	15,546
Cash and cash equivalents – end of period	25,394	10,977	9,861

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2010	2009
CASH FLOW – OPERATING ACTIVITIES

Net income for the year	22,175	2,631
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation and amortization	1,260	1,254
Amortization of deferred stock-based compensation	710	454
Increase (decrease) in liability for employee termination benefits, net	108	(159)
Increase in trade accounts receivables	(1,617)	(8,762)
Decrease (increase) in inventories	(7,526)	2,695
Decrease (increase) in other current and long term assets	197	(421)
Increase in trade accounts payables and other long term liabilities	6,242	234
Increase in other current liabilities	2,740	1,169
Increase (decrease) in short and long term deferred income	1,543	(882)
Net cash provided by (used in) operating activities	25,832	(1,787)

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(26,955)	(8,510)
Investments in long-term interest-bearing bank deposits and long-term investments	(70)	(17)
Additions to fixed assets	(1,565)	(403)
Net cash used in investment activities	(28,590)	(8,930)

CASH FLOW – FINANCING ACTIVITIES

Shares issued in a public offering	16,968	--
Shares issued under employee share-based plans	1,323	1,253
Net cash provided by financing activities	18,291	1,253

Increase (decrease) in cash and cash equivalents	15,533	(9,464)
Cash and cash equivalents – beginning of year	9,861	19,325
Cash and cash equivalents – end of year	25,394	9,861